SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Directors' Dealings notification

Details of the person subject to the disclosure requirement
Company: SBG Beteiligung GmbH
Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of an administrative or supervisory body
Information about the transaction with duty of notification

Description of the financial instrument: Shares
ISIN/WKN of the financial instrument: DE000A0WMPJ6
Type of transaction: Sale
Date: 23.05.2011
Price: 26.53
Currency: EUR
No. of items: 89604
Total amount traded: 2377194.10
Place: Frankfurt außerbörslich / over the counter

Information about the company with duty of publication
Issuer: AIXTRON SE
Kaiserstr. 98
52134 Herzogenrath
Deutschland
ISIN: DE000A0WMPJ6
WKN: A0WMPJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 3, 2011	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO